UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12 (b) or (g) of The Securities Exchange Act of 1934


                            CIRO INTERNATIONAL, INC.
        (Exact Name of Small Business Issuer as Specified in its Charter)


                 Nevada                                13-3963499
 (State of Incorporation or Organization)   (I.R.S. Employer Identification No.)


    445 Fifth Avenue, Suite 11 A
          New York, New York                              10016
(Address of Principal Executive Offices)                (Zip Code)


                                 (212) 481-1322
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12 (b) of the Act.

                                      None

       Securities to be registered pursuant to Section 12 (g) of the Act.

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of Class)

                            Ciro International, Inc.
                              CROSS REFERENCE SHEET


Item Number and Caption in Form 10-SB                      Caption in Form 10-SB


1.  Item  101.  Description  of  Business............... Description  of
                                                         Business

2.  Item 303. Management's Discussion
     and Analysis or Plan of Operation.................. Management's
                                                         Discussion and Analysis

3.  Item  102.  Description  of  Property............... Description  of
                                                         Properties

4.  Item 403. Security Ownership
    of Certain Beneficial Owners and Management......... Security Ownership of
                                                         Certain Beneficial
                                                         Owners and Management

5.  Item 401. Directors, Executives Officers,
    Promoters and Control Persons ...................... Directors, Executives
                                                         Officers, Promoters and
                                                         Control Persons

6.  Item 402. Executive Compensation.................... Executive Compensation

7.  Item 404.  Certain Relationships and Related
    Transactions........................................ Certain Relationships
                                                         and Related
                                                         Transactions

8.  Item 103. Legal Proceedings......................... Legal Proceedings

9.  Item 201. Market for Common Equity and
    Related Stockholder Matters ........................ Market for Common
                                                         Equity and Related
                                                         Stockholder Matters

10. Item 701. Recent Sales of Unregistered
    Securities ......................................... Recent Sales of
                                                         Unregistered Securities

11. Item 202. Description of Securities................. Description of
                                                         Securities

12. Item 702. Indemnification of Directors and
    Officers ........................................... Indemnification
                                                         of Directors and
                                                         Officers

13. Item 310. Financial Statements...................... Financial Statements

14. Item 304. Changes in and Disagreements with
    Accountants on Accounting and Financial
    Disclosure ......................................... Changes in and
                                                         Disagreements with
                                                         Accountants and
                                                         Financial Disclosure

15. Item 601. Index to Exhibits......................... Index to Exhibits

                            Ciro International, Inc.

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS...............................................1

PART I ..................................................................1
         ITEM 1.  DESCRIPTION OF BUSINESS................................1
                           BUSINESS DEVELOPMENT..........................1
                           BUSINESS OF ISSUER............................2
                           PRODUCTS; TRADEMARKS; LICENSES................3
                           COMPETITION...................................5
                           REPORTS TO SECURITY HOLDERS...................6

         ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                           AND RESULTS OF OPERATION......................6
                           RESULTS OF OPERATIONS.........................6

                           LIQUIDITY AND CAPITAL RESOURCES ..............7
                           SEASONALITY...................................9
                           YEAR 2000 COMPLIANCE..........................9

         ITEM 3.           DESCRIPTION OF PROPERTY.......................9

         ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                           BENEFICIAL OWNERS AND MANAGEMENT.............10

         ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                           AND CONTROL PERSONS..........................11

         ITEM 6.  EXECUTIVE COMPENSATION................................11

         ITEM 7.  CERTAIN RELATIONSHIPS AND
                           RELATED TRANSACTIONS.........................12

         ITEM 8.  DESCRIPTION OF SECURITIES.............................12
                           DIVIDENDS....................................13
                           VOTING RIGHTS................................13
                           PREEMPTIVE RIGHTS............................13
                           ANTI-TAKEOVER PROVISIONS.....................13
                           TRANSFER AGENT...............................13

PART II ................................................................13
         ITEM 1.  MARKET FOR COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS..................13

         ITEM 2.  LEGAL PROCEEDINGS.....................................14

         ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                           ON ACCOUNTING AND FINANCIAL DISCLOSURE.......14

         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES. .............14

         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.............15

PART F/S ...............................................................17
                  FINANCIAL STATEMENT...................................17

PART III ...............................................................18
         ITEM 1.  INDEX TO EXHIBITS.....................................18

INDEX TO FINANCIAL STATEMENTS ..........................................20

SIGNATURES .............................................................21

                           FORWARD-LOOKING STATEMENTS


     The Company cautions readers regarding certain "forward-looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. The safe harbor provisions of the Litigation Reform act of 1995 are not applicable to this filing. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements make by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking statements.



                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

     Ciro International, Inc. was originally incorporated in the State of Florida on June 14, 1990 as Mid-Way Medical Diagnostic Center, Inc. ("Mid-Way (Florida)"). In September of 1996, Mid-Way (Florida) amended its articles of incorporation to increase the authorized number of common shares from 100 to 50,000,000 and to reduce the par value to $.001. Also in September of 1996, Mid-Way (Florida) forward split its outstanding shares of Common Stock
10,000-for-one, increasing the number of outstanding shares from 100 to 1,000,000.

     Mid-Way (Florida) was initially engaged in the business of attempting to establish and operate medical and diagnostic centers. During 1991, Mid-Way (Florida) abandoned its efforts to engage in such business.


     In September of 1997, Mid-Way (Florida) entered into a Stock Purchase Agreement with Mr. David Cohen in which Mid-Way (Florida) agreed to issue 10,000,000 shares of its Common Stock to Mr. Cohen for $100,000. Mr. Cohen was subsequently appointed the sole officer and director of Mid-Way (Florida). The $100,000 paid to Mid-Way (Florida) were used by Mid-Way (Florida) to pay legal expenses and finder's fees in connection with the aforementioned transaction.

     In November 1997, Mid-Way (Florida) entered into a reorganization agreement with Ciro Jewelry, Inc. ("Ciro Jewelry (Delaware)"), a Delaware corporation, in which Ciro Jewelry (Delaware) agreed to merge with and into Mid-Way Acquisition Corp. ("Merger Sub"), a wholly owned Nevada corporation created by Mid-Way (Florida) solely for the purpose of merging with Ciro Jewelry (Delaware). By virtue of the merger, all of the assets, liabilities, and business of Ciro Jewelry (Delaware) became the assets, liabilities, and business of the Merger Sub.

     The closing of the reorganization occurred on December 2, 1997, and Mid-Way (Florida) issued 2,500,000 post-forward split shares to Mr. Murray A. Wilson, the sole shareholder of Ciro Jewelry (Delaware), in return for all of the outstanding stock of Ciro Jewelry (Delaware). As a result of the merger, the Merger Sub changed its name to Ciro Jewelry, Inc. ("Ciro Jewelry"); Mr. Cohen resigned as the sole officer and director of the Company and of Ciro Jewelry and simultaneously appointed Mr. Wilson as the sole director of each entity.

     In connection with the aforementioned reorganization, Mr. Cohen canceled 9,400,000 of the 10,000,000 pre-forward split shares held by him. He also sold 260,000 of his pre-forward split shares to Mr. Wilson for $26,000 and 140,000 of his pre-forward split shares to Mr. Laszlo Schwartz, a former officer of the Company, for $14,000.

     In December 1997, Mid-Way (Florida) changed its name to Ciro International, Inc. ("Ciro" or, "the Company") at the same time the Company merged with Mid-Way Medical and Diagnostic Center, Inc., a Nevada corporation, which was established solely for the purpose of changing the domicile of the Company from the State of Florida to the State of Nevada.

BUSINESS OF ISSUER

     The Company exists primarily as a holding company, and accordingly, the operations described in this document, unless otherwise specified, are those of its operating subsidiary, Ciro Jewelry. The Company's main source of income is as a result of the licensing of the CIRO name.


     Ciro Jewelry currently has three licensees in the United States, Korea, and Mexico, and Russia, which operate approximately 5 retail fashion jewelry stores using the CIRO name. In addition, Ciro Jewelry holds a number of trademarks and trade names relating to the CIRO name throughout the world. The license agreements, trademarks and trade names were acquired by Ciro Jewelry from Merchants T&F, Inc. ("MT&F"), a corporation controlled by Mr. Wilson, an officer, director, and a controlling shareholder of the Company. See "Related Transactions". In 1994 Ciro, Inc., Ciro of Bond Street, Inc., and Ciro Creations, Inc. (hereinafter collectively referred to as, "Former Ciro") filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On February 5, 1995, for $1,475,000, MT&F purchased certain assets from Mr. Alan Cohen, as Trustee in the bankruptcy of Former Ciro. These assets included real property leases for various store locations previously operated by Former Ciro together with the security deposits thereunder, the personal property in the stores merchandise inventory, computer equipment and software used in connection with the operation of Former Ciro, and the agreements between Former Ciro and all of its franchisees. MT&F, using the services of Ciro Jewelry, subsequently sold off substantially all of the assets purchased from the bankruptcy court, but retained the trademarks, trade names and licensing agreements. MT&F transferred these license agreements, trademarks and trade names to Ciro Jewelry in 1995 as a capital contribution for 1,500 shares of Ciro Jewelry. Neither MT&F, Ciro Jewelry, nor the officers, directors, or affiliates of such entities, had any affiliation with Former Ciro.

     The Company currently does not own or hold leases to any stores. All individual licensees are responsible for owning their own stores as well as securing their own merchandise. The Company does not manufacture or distribute the products sold under the CIRO name, nor does it secure the source or availability of materials used to manufacture the Ciro products. These responsibilities are left up to the individual licensees. As such, the Company bears no research and development costs.

PRODUCTS; TRADEMARKS; LICENSES

     Before filing for protection under federal bankruptcy laws, Former Ciro was a significant retailer of high quality imitation jewelry and cultured and imitation pearls under the name CIRO, Ken Lane, Kenneth Jay Lane, and Daniel Swarovski trade names. The items sold under these names included all types of jewelry set with imitation, man-produced diamonds, imitation pearls, cultured pearls and wide range of necklaces, rings, brooches, earrings, bracelets, and watches. In December of 1993, Former Ciro owned a total of 146 retail stores, of which 47 were located in the United States, 75 in the United Kingdom, 13 in Germany, 5 in Austria, and 6 in France. At such time Former Ciro employed a total of 623 people at these locations. In addition, it had 14 licensing arrangements. Ciro Jewelry has serviced the remaining licensees and collected royalty payments therefrom since 1995.

     The Company intends to expand its licensing arrangements and expand into 14K gold and semi-precious stones. Ciro Jewelry presently has licensing arrangements with entities throughout the world, entitling them to use the CIRO trade name in connection with their retail stores, subject to certain quality control requirements enforced by Ciro Jewelry. The licensees are entitled to open as many stores as they wish within the territory for which their licenses are granted. Each license agreement is for an initial term of five years, renewable at the option of Ciro Jewelry.

     The following table sets forth: (1) the location for which a licensee has rights to open stores; (2) whether the licensees' development rights are exclusive or non-exclusive to the licensee; (3) the total number of stores opened as of December 31, 1999; and, (4) the year in which the present license agreement shall expire:


                    Exclusive/            Total Stores            License
Location            Non-Exclusive       Open at 12/31/99        Expiration Date
--------            -------------       ----------------       ----------------
Mexico              Exclusive                  2               December 2002
Korea               Exclusive                  1               December 2002
USA                 Non-exclusive              2               December 2002

     The  Company  currently  has no leases.  On  December  23,  1998,  Hamilton
Jewelry, Inc., Oldco Bijoux, Inc. and KJL Vegas, Inc. (collectively "U.S. Licensees") and Company (collectively the "Parties") agreed to close the United States stores in a Rescission Agreement (the "Rescission Agreement"). Ciro had entered into a contract with Hamilton Jewelry, Inc., its licensee, to purchase its inventory. After Examination of the inventory, it was determined that it was not worth the amount that it had been represented. Ciro thereupon exercised its right to rescind the contract. Under the terms of the Rescission Agreement, the Company and its U.S. Licensees agreed that all documents executed by the May 1, 1998 agreement are canceled and are null and void.


     In furtherance of the Rescission Agreement, the U.S. Licensees and the Company agreed to that the U.S. Licensees shall repay, as per separate agreement to be negotiated by the Parties, the advance of $310,000.00 forwarded to the U.S. Licensees by the Company for the purposes of the Jewelry Business. Under this Rescission Agreement, the U.S. Licensees and the Company agreed to each release and discharge their respective party from all causes of actions relating to the agreement for the repayment of the $310,000.00, royalty arrangements concerning use of the Ciro trademark and lease purchase agreement with respect to the lease for the Ciro shop at Caesar's Palace Hotel.

     Ciro Jewelry's registered trademark is "Ciro 7." MT&F originally purchased several trade names and trademarks in the bankruptcy of the Former Ciro. In 1995, MT&F assigned all of its rights, title, and interests in the trade names and trademarks to Ciro Jewelry, subject to existing license agreements. Set forth below is a list of the trademarks and trade names currently owned by Ciro Jewelry.

Country           Mark             Application Number        Registration Number
-------           ----             ------------------        -------------------
Bolivia           CIRO                    1361
Chile             CIRO                                              421866
Hungary           CIRO                                              137946
Israel            CIRO                                              80209
                  CIRO                                              80210
                  CIRO in Hebrew                                    80058
                  CIRO in Hebrew                                    80059
Japan             CIRO                    63006/1993
Macao             CIRO                                              11006-M
                  CIRO                    11515-M
Mexico            CIRO                                              416046
                  CIRO                                              421337
Monaco            CIRO                                              9314680
Panama            CIRO (stylized)                                   54820
                  CIROLITE                                          54821
Philippines       CIRO                    85612-PN
Portugal          CIRO                    276161
                  CIRO                    280206
Russia            CIRO                    95703549
South Korea       CIRO                                              262281
                  CIRO                                              262282
                  CIRO                                              265017
                  CIRO                                              265158
U.S.A.            CIRO                                              327696
                  CIRO                                              826855
                  CIRO                                              1794011
                  CIRO                                              1668523
                  CIRO (stylized)                                   601862
                  CIRO and crown          74/350726
                  CIROLITE                                          949790
                  Crown device            74/350876

COMPETITION

     The Jewelry business is highly competitive, with competition from other independent jewelry stores, department stores, and others operating in leased concession department stores. Many of the Company's competitors have greater technical expertise, financial resources and marketing capabilities than the Company. Many have been in existence longer and have a much more established market presence and substantially greater financial, marketing and other resources. The Company competes with a variety of other retail jewelry businesses in the industry, and income is dependent upon the various license arrangements with others to use the Ciro name. There is no assurance that the rights to such name are adequately protected, although the Company has attempted to contact various federal and foreign agencies to protect the exclusive use of the "Ciro" name.


     Our products seek to offer the look and feel of expensive jewlery without its cost. Indirect competition comes from fashion jewelry at the low end of the market. We believe our low end jewelry is superior in design and quality to that offered by fashion jewelry retailers. Our product competes directly with jewelry offered by department stores, including home shopping channels and indirectly with specialy retailers of accessiories and related items. To compete profitably we must increase our number of store locations develop strong vendor relations and re-establish name recognition.


REPORTS TO SECURITY HOLDERS

     Prior to filing this Form 10-SB, the Company had not been required to deliver annual reports. The press releases or letters to shareholders have been issued. However, once the Company becomes a reporting company, the Company shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"). Additionally, the Company shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which Ciro's shares may be traded. If the Company is not required to deliver annual reports, it is not likely that the Company will go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, such reports will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Company had not filed reports with the Securities and Exchange Commission (hereinafter the "Commission"). However, once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, then it may file additional registration statements for those shares. The public may read and copy any materials Ciro files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's Web site is (HTTP://WWW.SEC.GOV).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS - COMPARISON OF YEARS DECEMBER 31, 1999 AND DECEMBER 31, 1998.


     Revenue for the year ended December 31, 1999 was $58,337, a 73% decrease from $213,244 during the year ended December 31, 1998. The decrease in revenue of $154,907 is due to reduced level of business activity in 1999 caused by the loss our prime licensee. The decline in revenues is not expected to continue as efforts are being made to enter into an agreement with another licensee to replace Hamilton Jewelry. The Company's majority shareholder has agreed to cover the Company's cash flow shortages through December 2000.

Operating costs for the year ended December 31, 1999 were $327,941 compared to $358,314 from the year ended December 31, 1998. There have been a disproportionate amount of increases and decreases in some items. Bad debt expense decreased from $207,625 in 1998 to $33,941 in 1999, due to the reduction in business activity and loss of prime licensee. Management fees decreased from $40,000 in 1998 to $0 in 1999 due to non-renewal of the consulting agreement with Merchants T & F, Inc. in 1999. Office expenses decreased from $26,285 in 1998 to $3,556 in 1999 due to the reduction in business activity and loss of prime licensee. In 1999 trademarks with a value of $246,323 were written off due to the loss of the prime licensee.

Loss from operations for the year ended December 31, 1999 were $269,604 compared to $145,070 from the year ended December 31, 1998. The increase of $124,534 in losses is explained above.


     Other income for the year ended December 31, 1999 was $4,595 compared to other expenses of $309,600 for the year ended December 31, 1998. The majority of the other expenses in 1998 related to an acquisition advance reserve. The reserve was necessary because advances given to a potential acquisition partner of $310,000 have doubt as to their recoverability due to a recission agreement of the proposed merger. The recission agreement states that the $310,000 is to be repaid in full.


Net loss for the year ended December 31, 1999 was $265,732 compared to $455,415 for the year ended December 31, 1998. The net decrease in loss of $189,363 reflects lower bad debt and acquisition expenses (including a merger fee of $3 10,000 in 1998) and these reductions were offset by the $246,323 write-off of trademarks in 1999 and a reduced level of business activity in 1999, which resulted in a decrease in operating costs.


LIQUIDITY AND CAPITAL RESOURCES

     Working capital at December 31, 1999 increased to $1,630 from working capital of $494 at December 31, 1998. The increase in working capital was primarily due to a reduced level of business activity in 1999.

ITEM 3. DESCRIPTION OF PROPERTY.

     The Company's physical facilities presently consists of only its main location at 445 Fifth Avenue, Suite 11A, New York, New York 10016. This facility is leased by MT&F who is in the eighth year of a 10 year lease with Mr. Murray
A. Wilson. See "Related Transactions". The facility used by the Company is approximately 1000 square feet. Currently, this facility is used as the Company's corporate headquarters, billing sites and company offices.

     Currently, Ciro Jewelry does not own any property. All stores where Ciro Jewelry is sold are owned by individual licensees.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the beneficial ownership of shares of voting stock of Ciro, as of December 31, 1999, of (i) each person known by Ciro to beneficially own 5% or more of the shares of outstanding common stock; (ii) each of Ciro's executive officers and directors; and (iii) all of Ciro's executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and investment and voting power is held by the persons named as owners.

==================================================================================================================
       Title of Class         Name and Address of Beneficial Owner      Amount and Nature of       Percentage of
                                                                          Beneficial Owner             Class
------------------------------------------------------------------------------------------------------------------


           Common                   Murray A. Wilson (1) (2)                3,500,000                 48.88%
------------------------------------------------------------------------------------------------------------------
           Common                   Max Bloch (3) (4)                          -0-                     -0-
------------------------------------------------------------------------------------------------------------------
           Common                   CEDE & CO (5)                             814,000                 11.37%
------------------------------------------------------------------------------------------------------------------
           Common                All officers and directors as a            3,500,000                 48.88%
                                        group (2 persons)
==================================================================================================================

----------
(1)  The address for Murray A. Wilson is 445 Fifth Avenue, New York, NY 10016.

(2) Murray A. Wilson serves as the Company's President, Chief Executive Officer, Director and Secretary.

(3)  The address for Max Bloch is Buchstrasse 2, Endingen, Switzerland 5304.

(4)  Max Bloch serves as Ciro's Vice President.

(5) The address for CEDE & CO is PO Box 222 Bowling Green Station, New York, NY 10274.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     Set forth below are the names and ages of and the positions and offices held by each of the Directors and Executive Officers of the Company.

                                         Positions and Offices
      Name                     Age       With The Company
      ----                     ---       ---------------------

      Murray A. Wilson         60        Director; Chief Executive Officer;
                                         President & Secretary

      Max Bloch                48        Vice President


     Murray A. Wilson has served as Ciro's President, Chief Executive Officer, Director and Secretary since December 1, 1997. In addition, Mr. Wilson has served as President and the Chief Operating Officer of MT&F, Inc. since 1990. From 1994 to present, Mr. Wilson has served as President of Grossingers Trademark.

     Max Bloch has been a partner in Berlowitz Bloch & Partner, located in Zurich, Switzerland, a portfolio management firm, since 1996. From 1994 to 1996, he was the Deputy Manager and a director of Giro-Credit Bank, located in Zurich, Switzerland, and from 1993 to 1994, he was the Deputy Manager and a director of Uto Bank AG, located in Zurich, Switzerland.

ITEM 6. EXECUTIVE COMPENSATION.

     The following information sets forth the cash and other compensation paid or accrued by Ciro during the last fiscal year, with respect to services performed by Murray A. Wilson and Max Bloch for services as officers and director of the Company.

     Neither Mr. Wilson nor Mr. Bloch has received any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorization by the Board of Directors, which is not expected to occur until the Company has generated revenues.

     The following table sets forth information concerning all remuneration paid by the Company as of December 15, 1999 to the Company's Directors and all Executive Officers as a group:

                                              Summary Compensation Table

                                Annual Compensation                  Long Term Compensation
                               =====================================================================

                                                                   AWARDS                   PAYOUTS
=====================================================================================================================
Name and Principal     Year    Salary    Bonus ($)  Other         Restricted  Securities   LTIP        All Other
Position                       ($)                  Annual        Stock       Underlying   Payouts     Compensation
                                                    Compensation  Award(s)    Options/     ($)         ($)
                                                    ($)           ($)         SARs (#)
---------------------------------------------------------------------------------------------------------------------

Murray A. Wilson       1998       0           0           0           0            0          0              0
(Director; C.E.O.;     1999       0           0           0           0            0          0              0
President; Secretary)
---------------------------------------------------------------------------------------------------------------------
Max Bloch              1998       0           0           0           0            0          0              0
(Vice President)       1999       0           0           0           0            0          0              0
=====================================================================================================================

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     Murray A. Wilson, Director, Chief Executive Officer, President and Secretary of the Company is also the sole shareholder of Merchants T&F, Inc. ("MT&F"), the former parent of Ciro Jewelry (Delaware). Effective August 1, 1997, MT&F entered into a one-year consulting agreement ("Consulting Agreement") with Ciro Jewelry (Delaware). As compensation under such agreement, Ciro Jewelry (Delaware) agreed to pay MT&F the greater of $5,000 per month or 20% of the gross royalty income. In return, MT&F provided management and organizational services on a part-time basis. Murray Wilson is the sole shareholder of Merchants T & F, Inc. Mr. Wilson also owns 48% of the outstanding common stock of Ciro. This agreement was not entered into in an arms' length transaction and although management believes the terms are fair, no independent determination of fairness has ever been obtained. The Consulting Agreement between MT&F and Ciro Jewelry (Delaware) expired on July 31, 1998 and was not renewed.


ITEM 8. DESCRIPTION OF SECURITIES.

     The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's Bylaws, copies of which are attached hereto as exhibits.

     The Company's Articles of Incorporation, as amended, currently authorizes 50,000,000 shares of Common Stock, $0.001 par value. As of December 15, 1999, 7,160,000 shares of the Company's Common Stock were issued and outstanding to twenty-seven shareholders.

     Dividends. The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business, it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payments of dividends in the future is in the sole discretion of the Board of Directors of the Company. The
Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board deems relevant.

     Voting Rights. Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided by law.

     Preemptive Rights. The holders of Common Stock are not entitled to preemptive or subscription rights.

     Anti-Takeover Provisions. Although management is not presently aware of any takeover attempts, our Certificate of Incorporation defers to provisions in the Nevada General Corporation Laws which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another entity or person.

     Transfer Agent. The transfer agent for the shares of Common Stock of the Company is Interwest Transfer Company, Inc., with an address of 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, and telephone number (801) 272-9294.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


     On October 21, 1999, the Company's Common Stock was no longer eligible to be quoted on the OTC-Bulletin Board for failure to comply with NASD Eligibility Rule 6530 (the "Rule"). Under the Rule, in part, a company is required to be current in the filing of reports with the Securities and Exchange Commission. The Company failed to meet its reporting obligations. After being de-listed from the OTC-Bulletin Board, the Company's Common Stock is now quoted in the "Pink Sheets" under the symbol "CIRR". The Pink Sheets are a static paper quotation medium operated by the National Quotation Bureau. While it is anticipated that the Company will apply to be re-listed on the OTC-Bulletin Board after this registration statement is declared effective by the Commission, the Common Stock may not be or remain eligible to trade under the Rule, which could result in an illiquid market in the Common Stock.

     The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on the OTC-Bulletin Board. The quotations reflect inter-dealer prices without retail mark-up, markdown or commission, and may not represent actual transactions.

FISCAL YEAR ENDED December 31, 2000:

First Quarter                                      No Trades
----------------------------------------------------------------------------


FISCAL YEAR ENDED December 31, 1999:


Quarter                             High                           Low
----------------------------------------------------------------------------
First Quarter                       $   7/8                       $   5/8
----------------------------------------------------------------------------
Second Quarter                      $   5/8                       $   1/4
----------------------------------------------------------------------------
Third Quarter                       $   1/4                       $   1/4
----------------------------------------------------------------------------
Fourth Quarter                      $   1/4                       $   1/4
----------------------------------------------------------------------------


FISCAL YEAR ENDED December 31, 1998:

Quarter                             High                           Low
----------------------------------------------------------------------------
First Quarter                       $  11/2                       $   7/8
----------------------------------------------------------------------------
Second Quarter                      $ 2 3/8                       $ 1 3/8
----------------------------------------------------------------------------
Third Quarter                       $ 2                           $ 1 1/8
----------------------------------------------------------------------------
Fourth Quarter                      $  11/4                       $   3/4
----------------------------------------------------------------------------


     As of December 15, 1999, the Company had approximately 27 shareholders of record. The Company has never declared or paid any dividends on its Common
Stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the near future.


ITEM 2. LEGAL PROCEEDINGS.

     Neither Ciro nor any of its properties, is a party to any material pending legal proceedings or government actions, including any material bankruptcy, receivership, or similar proceedings. Management of Ciro does not believe that there are any material proceedings to which any director, officer, or affiliate of the Company, any owner of record of the beneficially or more than five percent of the common stock of Ciro, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to Ciro or has a material interest adverse to Ciro.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements with independent accountants over any item involving the Company's financial statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Private Placement. In 1998, Ciro sold 660,000 shares of common stock, $.001 par value, at $.66 per share pursuant to Rule 504 of Regulation D Promulgated under the Securities Act of 1933, as amended, to twelve (12) investors for a total consideration of $435,600 net of commission

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 23, 2000



CIRO INTERNATIONAL, INC.


By:      /s/ Murray A. Wilson
         -------------------------------------------
         Murray A. Wilson, President, Chief Executive
                  Officer, Director and Secretary

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                  - CONTENTS -

                                                                       Page(s)
                                                                       -------

Independent Auditors' Report                                             1.

Financial Statements:
Consolidated Balance Sheets                                              2.
Consolidated Statements of Operations                                    3.
Consolidated Statements of Changes in Shareholders' Equity               4.
Consolidated Statements of Cash Flows                                    5.

Notes to Consolidated Financial Statements                           6.   -   9.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To The Shareholders of
Ciro International, Inc. and Subsidiary
Salt Lake City, Utah


We have audited the accompanying consolidated balance sheet of Ciro International, Inc. and Subsidiary as of December 31, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our  opinion,  the  accompanying  financial  statements,  referred  to above, present fairly, the financial position of Ciro International, Inc. and Subsidiary as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.



                                             /S/LAZAR LEVINE & FELIX LLP
                                             -----------------------------------
                                             LAZAR LEVINE & FELIX LLP

New York, New York
February 5, 2000

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 1999

                                   - ASSETS -


CURRENT ASSETS:
     Cash                                                             $     930
     Interest receivable                                                    700
                                                                      ---------
TOTAL CURRENT ASSETS                                                      1,630
                                                                      ---------


OTHER ASSETS:
     Loans receivable - shareholders (Note 5)                            57,977
     Loans receivable - other                                             5,000
                                                                      ---------
                                                                         62,977
                                                                      ---------
TOTAL ASSETS                                                          $  64,607
                                                                      =========


               - LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

CURRENT LIABILITIES:
     Accounts payable                                                 $      -
                                                                      --------

TOTAL CURRENT LIABILITIES                                                    -
                                                                      --------

COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)


SHAREHOLDERS' EQUITY (Note 4):
     Common stock - $.001 par value, 50,000,000 shares authorized,
       7,160,000 shares issued and outstanding                            7,160
     Additional paid-in capital                                         900,289
     Accumulated deficit                                               (842,842)
                                                                      ---------

                                                                         64,607
                                                                      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $  64,607
                                                                      =========


   The accompanying notes are an integral part of these financial statements.

                                                                         Page 2.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                            1999         1998
                                                         ---------    ---------

REVENUES:
     Royalty income                                      $  58,337    $ 213,244
                                                         ---------    ---------

TOTAL REVENUES                                              58,337      213,244


OPERATING COSTS:
     Selling, general and administrative expenses           81,618      358,314
     Writeoff of trademarks (Note 3e)                      246,323         --
                                                         ---------    ---------

TOTAL OPERATING COSTS                                      327,941      358,314
                                                         ---------    ---------

(LOSS) FROM OPERATIONS                                    (269,604)    (145,070)
                                                         ---------    ---------

OTHER INCOME (EXPENSE):
     Acquisition advance reserve (Note 6)                     --       (310,000)
     Interest income                                         4,595          400
                                                         ---------    ---------
                                                             4,595     (309,600)
                                                         ---------    ---------

(LOSS) BEFORE PROVISION FOR INCOME TAXES                  (265,009)    (454,670)


     Provision for taxes (Note 3d)                             723          745
                                                         ---------    ---------

NET (LOSS)                                               $(265,732)   $(455,415)
                                                         =========    =========



EARNINGS (LOSS) PER SHARE (NOTE 3i)

     Basic                                               $    (.04)   $    (.06)
                                                         =========    =========

     Diluted                                             $    (.04)   $    (.06)
                                                         =========    =========


   The accompanying notes are an integral part of these financial statements.


                                                                         Page 3.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                     Common Stock            Additional                         Total
                                             ------------------------         Paid-in        Accumulated     Shareholders
                                               Shares          Amount         Capital          Deficit         Equity
                                             ---------       ---------       ---------       ---------        ---------

Balance, January 1, 1998                     6,500,000       $   6,500       $ 465,349       $(121,695)       $ 350,154

Net proceeds from issuance of additional
shares of common stock (Note 4)                660,000             660         434,940            --            435,600

Net (loss), December 31, 1998                     --              --              --          (455,415)        (455,415)
                                             ---------       ---------       ---------       ---------        ---------

Balance, December 31, 1998                   7,160,000           7,160         900,289        (577,110)         330,339

Net (loss), December 31, 1999                     --              --              --          (265,732)        (265,732)
                                             ---------       ---------       ---------       ---------        ---------

BALANCE, DECEMBER 31, 1999                   7,160,000       $   7,160       $ 900,289       $(842,842)       $  64,607
                                             =========       =========       =========       =========        =========



   The accompanying notes are an integral part of these financial statements.


                                                                         Page 4.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                               1999          1998
                                                                             ---------    ---------

INCREASE (DECREASE) IN CASH:

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (loss)                                                              $(265,732)   $(455,415)
     Adjustments to reconcile net (loss) to net cash provided by (used in)
       operating activities:
        Depreciation and amortization                                           24,838       24,838
        Bad debt provision                                                      33,490      205,625
        Writeoff of trademarks                                                 246,323         --
     Changes in assets and liabilities:
        (Increase) in accounts receivable                                      (33,490)    (192,135)
        (Increase) in interest receivable                                         (300)        (400)
        (Decrease) increase in accounts payable                                   --         (3,005)
                                                                             ---------    ---------
          Net cash provided by (used in) operating activities                    5,129     (420,492)
                                                                             ---------    ---------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Loans to shareholders                                                      (4,295)     (15,211)
                                                                             ---------    ---------
          Net cash (used) by investing activities                               (4,295)     (15,211)
                                                                             ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of common stock                                                     --        435,600
                                                                             ---------    ---------
          Net cash provided by financing activities                               --        435,600
                                                                             ---------    ---------

NET INCREASE (DECREASE) IN CASH                                                    834         (103)

     Cash, at beginning of year                                                     96          199
                                                                             ---------    ---------

CASH, AT END OF YEAR                                                         $     930    $      96
                                                                             =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the year for:
       Income taxes                                                          $     723    $   3,745


   The accompanying notes are an integral part of these financial statements.


                                                                         Page 5.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1 - NATURE OF BUSINESS:

     On November 12, 1997, Mid-Way Medical and Diagnostic Center, Inc. ("Mid-Way Medical") a Florida corporation, changed its domicile state to Nevada and changed is name to Ciro International, Inc. ("the Company"). On December 2, 1997, Mid-Way Acquisition Corp. ("Mid-Way"), a wholly-owned subsidiary of Mid-Way Medical, merged with Ciro Jewelry, Inc.


     At the closing, Jewelry's sole shareholder was issued 2,500,000 shares of the Company's stock in exchange for all the outstanding shares of the subsidiary. As a result of the merger all the assets, liabilities and the business of the subsidiary became the assets, liabilities and business of Mid-Way. At the same time, the former majority shareholder of Mid-Way Medical canceled and/or sold a vast majority of his shares in the Company. After the merger Mid-Way changed it's name to Ciro Jewelry, Inc. This transaction is considered to be a recapitalization with Ciro Jewelry as the accounting acquirer and has been reflected using reverse acquisition accounting.


     Ciro Jewelry Inc. (subsidiary) owns a trademark for the "Ciro" jewelry name in the following countries: Bolivia, Chile, Hungary, Israel, Japan, Macao, Mexico, Monaco, Panama, Philippines, Portugal, South Korea, Russia and the United States. The Company licenses its trademark and receives royalties from the licensees.


NOTE 2 - GOING CONCERN UNCERTAINTY:


     The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. For the year ended December 31, 1999, the Company incurred a loss of $265,732, which increased the accumulated deficit to $842,842. In addition the Company's main source of royalty income did not pay royalties due for the year ended December 31, 1999 and has only paid a nominal amount as of December 31, 1999, and the ongoing relationship is in question (See Note 6). It is the Company's intention to seek a replacement licensee for its main source of royalty income, however to date a replacement has not been found, and accordingly, the Company has written down the value of its trademark to zero at December 31, 1999.

     The current operating expenses of the Company are minimal. The majority of the 1999 loss was a result of amortization and the subsequent write off of the trademark as well as bad debt expense. The majority shareholder has indicated his willingness to provide the funds for all operating expenses at least through December 31, 2000, which primarily consist of rent expense paid to an affiliate and other nominal costs.

     In view of these matters, realization of the assets of the Company is dependent upon the Company's ability to generate royalty income from its trademark, and the success of its future operations. The financial statements do not include adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company will attempt to market the trademark to other sources, although management cannot provide assurance that they will be successful in doing so.



                                                                         Page 6.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Principles of Consolidation:

          The accompanying consolidated financial statements include the accounts of "Ciro International, Inc." and its wholly owned subsidiary "Ciro Jewelry, Inc". All material intercompany balances and transactions have been eliminated in consolidation. For purposes of these financial statements Ciro Jewelry is considered the accounting acquirer.

     (b)  Use of Estimates:

          In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

     (c)  Concentration at Credit Risk/Fair Value:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company, from time to time, may maintain cash balances which exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk. The carrying amounts of cash and accounts receivable approximate fair value due to the short-term nature of these items.

     (d)  Income Taxes:

          The Company utilizes Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires the use of the asset and liability approach of providing for income taxes. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.


          The Company has a net operating loss carryforward as of its year end, December 31, 1999, of approximately $825,000 which may be applied against future taxable income, and which expires in the years beginning in 2018. Since there is no assurance that the Company will generate future taxable income to utilize the deferred tax asset resulting from the net operating loss carryforward, the Company has not recognized this asset.



                                                                         Page 7.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

     (e)  Trademarks:


          Trademarks were being amortized over a 15 year period. During 1999, trademarks with a value of $246,323 were written off because they were considered to have no continuing value.


     (f)  Cash Equivalents:

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     (g)  Accounts Receivable:

          For the years ended December 31, 1999 and 1998 the Company has reserved the entire balance of accounts receivable in the amount of $239,566 and $205,625, respectively. The receivable represents amounts due from a customer with which the Company had a merger agreement that was later rescinded (see Note 6).

     (h)  Comprehensive Income:

          In 1998, the Company adopted Financial Accounting Standards Boards Statement No. 130, "Reporting Comprehensive Income", which prescribes standards for reporting other comprehensive income and its components. The Company had no items of other comprehensive income in any period presented and accordingly is not required to report a statement of comprehensive income.

     (i)  Earnings Per Share:

          The Company has adopted Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("SFAS 128"), which has changed the method for calculating earnings per share. SFAS 128 requires the presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per common share is computed by dividing net income by the weighted average number of common shares and for diluted earnings per share also common equivalent shares outstanding.

          The following average shares were used for the computation of basic and diluted earnings per share:

          Years Ended December 31,            1999                        1998
          ------------------------        ------------               ----------
          Basic                               7,160,000               6,926,339
          Diluted                             7,160,000               6,926,339


                                                                         Page 8.

                     CIRO INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 4 - STOCKHOLDERS' EQUITY:

     Private Placement Offering:

     During 1998, the Company commenced selling common stock through a private placement memorandum. The offering was for the sale of a maximum of 1,500,000 shares of common stock at a price of $.66 per share. As of December 31, 1998, 660,000 shares were sold and the Company received net proceeds of $435,600.


NOTE 5 - RELATED PARTY TRANSACTIONS:

     Effective January 1, 1999, loans receivable - shareholder are interest bearing at 8% per annum and have no formal repayment terms.

     As of August 1, 1997, a consulting agreement was entered into between the subsidiary and its then parent company, Merchants T & F, Inc. The agreement was for one year whereby the Company would pay the greater of $5,000 per month or 20% of the gross royalty income it earns to its parent, who would provide management consulting services. The agreement was not renewed due to the merger with Ciro International, Inc. Management fees of $0 and $40,000 were paid in 1999 and 1998, respectively.

     The Company pays rent for business property to Merchants T & F, Inc. Total rent for the years ended December 31, 1999 and 1998 was $19,000 and $24,000, respectively.

NOTE 6 - CONTINGENCIES:


     In May 1998, the Company entered into an agreement to purchase the assets of Hamilton Jewelry, Inc., Oldco Bijoux, Inc. and KJL Vegas, companies with which it had licensee agreements with and which provided the majority of the Company's royalty revenues. In accordance with the signing of the agreement the Company advanced $310,000 in anticipation of the consummation of the acquisition. Subsequently, there was a mutual recision of this agreement. Although the Company plans to vigorously pursue its recoupment of the $310,000 advance, there is no certainty that it will be able to do so and accordingly, the Company has reserved against the full amount of the advance.